MatrixOne, Inc.

210 Littleton Road

Westford, MA 01886

December 7, 2004

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs

Hugh Fuller, Esq.

Re:	MatrixOne, Inc.

Registration Statement on Form S-3

File No. 333-119374 (“Registration Statement”)

Dear Ms. Jacobs & Attorney Fuller:

MatrixOne, Inc. respectfully requests that the U.S. Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 12:00 p.m. Eastern Standard Time on December 9, 2004, or as soon as practicable thereafter.

Very truly yours, MATRIXONE, INC.

By:	/S/ GARY D. HALL
Gary D. Hall Vice President and Corporate Controller; Acting Chief Financial Officer and Treasurer